

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ZHONGKE BIOTEC AGRICULTURE (USA) COMPANY**, did on October 25, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on October 29, 2007.

ROSS MILLER
Secretary of State

By _Sandra A. Kraatz_
Certification Clerk



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070730977-32
Ross Miller Secretary of State State of Nevada	Filing Date and Time 10/25/2007 2:28 PM
	Entity Number E0744262007-0

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Zhongke Biotec Agriculture (USA) Company
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Silver Shield Services, Inc. Name 2840 Hwy 95Alt S. #7 — Silver Springs — Nevada 89429 (MANDATORY) Physical Street Address — City — Zip Code 6201 Fairview Road, Suite 200 — Charlotte — NC 28210 (OPTIONAL) Mailing Address — City — State Zip Code
3. Shares: (number of shares corporation is authorized to issue)	Number of shares with par value: 300,000,000 — Par value per share: $ .001 — Number of shares without par value:
4. Names & Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. Chen Min Name Van Metropolis A-28F Tang Yan Road 35# — Xi An — CN 710065 Street Address — City — State Zip Code 2. Name Street Address — City — State Zip Code 3. Name Street Address — City — State Zip Code
5. Purpose: (optional - see instructions)	The purpose of this Corporation shall be: To engage in any lawful activity
6. Name, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)	Charles W. Barkley — X [signature] Name — Signature 6201 Fairview Road, Suite 200 — Charlotte — NC 28210 Address — City — State Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. X [signature] — October 23,2007 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007 Revised on: [illegible]

Ross Miller
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

ARTICLES OF INCORPORATION

(Pursuant to NRS 78)

Pursuant to the general business laws of Nevada Revised Statutes 78, the undersigned, being an adult person, submits these Articles of Incorporation for the purpose of forming a for profit corporation.

NAME. The name of the corporation is Zhongke Biotec Agriculture (USA) Company.

REGISTERED AGENT AND ADDRESS. The initial registered agent and the initial registered address of the Company is:

Silver Shield Services, Inc., 2840 Hwy 95 Alt. S #7, Silver Springs, Nevada 89429

SHARES

The maximum number of shares of capital stock which this Corporation shall have authority to issue is Two Hundred Fifty Million (250,000,000) shares of Common Stock, $.001 par value, and Fifty Million (50,000,000) shares of Preferred Stock at $.001 par value. The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are as follows:

Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. All shares of Preferred Stock shall be of equal rank and shall be identical, except in respect of the matters that may be fixed and determined by the Board of Directors as hereinafter provided, and each share of each series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative. The preferred stock shall have voting rights over the voting rights of common stock as established by the Board of Directors. The Board of Directors hereby is authorized to cause such shares to be issued in one or more classes or series and with respect to each such class or series to fix and determine the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

Common Stock - General Provisions. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock, except as otherwise provided herein or required by law.

Shares of Common Stock authorized hereby shall not be subject to preemptive rights. The holders of shares of Common Stock now or hereafter outstanding shall have no preemptive right to purchase or have offered to them for purchase any of such authorized but unissued shares, or any shares of

Preferred Stock, Common Stock or other equity securities issued or to be issued by the Company.

Subject to the preferential and other dividend rights applicable to Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared on the Common Stock by the Board of Directors at any time or from time to time out of any funds legally available therefore.

In the event of any voluntary or involuntary liquidation, distribution or winding up of the Corporation, after distribution in full of the preferential or other amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Common Stock - Other Provisions.

(a) Voting Rights. The shares of Common Stock shall have the following voting rights:

(1) Each share of Common Stock shall entitle the holder thereof to one vote upon all matters upon which stockholders have the right to vote.

Except as otherwise required by applicable law, the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of shares of Preferred Stock).

(b) Dividends and Distributions. Except as otherwise provided in this Certificate of Incorporation, holders of Common Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore; provided, however, that in no event may the rate of any dividend payable on outstanding shares of any class of Common Stock be greater than the dividend rate payable on outstanding shares of the other class of Common Stock. All dividends and distributions on the Common Stock payable in stock of the Corporation shall be made in shares of Common Stock. In no event will shares of Common Stock be split, divided or combined unless the outstanding shares of the Common Stock shall be proportionately split, divided or combined.

COMPROMISES WITH CREDITORS.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Nevada may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Nevada Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Nevada Code order a meeting of the creditors or class of creditors, and or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all of the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

AMENDMENTS TO BYLAWS

The power to amend the bylaws is reserved to the Board of Directors and the Board of Directors shall have full power to amend the bylaws as they deem fit, from time to time, without necessity of shareholder vote or approval.

REMOVAL OF ENTIRE BOARD OF DIRECTORS

The entire board of directors may not be removed by shareholder action. No more than two directors may be replaced at any single shareholder meeting except to fill empty seats on the board. The terms of the board members may be staggered if so set forth in the Bylaws of the Company.

ACTION WITHOUT MEETING

Except when prohibited by Nevada law, the corporation can take any lawful action without a meeting of the Board of Directors or shareholders if such action is taken by a majority of the Board of Directors or a majority in interest of the shareholders entitled to vote.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER REPRESENTATIVES.

Limitation of Personal Liability. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Nevada Revised Statutes, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Nevada is amended after the date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Nevada.

Indemnification. The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, judgments, fines, amounts paid in settlement, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification of expenses may be entitled under any by-laws, agreements, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

NAMES AND ADDRESSES OF BOARD OF DIRECTORS. The following person, a natural person at least 18 years of age shall be the initial director:

> Chen Min
> c/o Dukang Group
> Van Metropolis A-28F
> Tang Yan Road 35#
> Xian City, Shaanxi Province, China 710065

NAME, ADDRESS AND SIGNATURE OF INCORPORATOR. The name and address of each incorporator is:

Charles Barkley
6201 Fairview Road, Suite 200
Charlotte, NC 28210

Signatures:

Charles Barkley, Incorporator

Signed this date: 2007-10-20

CERTIFICATE OF ACCEPTANCE OF APPOINTMENT AS REGISTERED AGENT:

I hereby accept appointment as Registered Agent for the above named corporation.

10/23/07

Authorized Signature of R. A. or On Behalf of R. A. Company   Date

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

ZHONGKE BIOTEC AGRICULTURE (USA) COMPANY

(Name of Corporation)

FILE NUMBER E0744262007-0

FOR THE FILING PERIOD OF 10/2007 TO 10/2008

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

SILVER SHIELD SERVICES, INC.
2840 HWY 95 ALT S #7
SILVER SPRINGS, NV 89429

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

Filed in the office of	Document Number
[signature]	20070741361-21
Ross Miller	Filing Date and Time
Secretary of State	10/31/2007 7:29 AM
State of Nevada	Entity Number
	E0744262007-0

(This document was filed electronically.)

THE ABOVE SPACE IS FOR OFFICE USE ONLY

Important: Read instructions before completing and returning this form.

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. Have an officer sign the form *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee. A $75.00 penalty must be added for failure to file this form by the last day of first month following the incorporation/initial registration with this office.
4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 89701 4201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the last day of the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is:

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S)		
CHEN MIN	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	CITY	ST	ZIP
PO BOX 3540	SILVER SPRINGS	NV	89429
NAME	TITLE(S)		
CHEN MIN	SECRETARY (OR EQUIVALENT OF)		
ADDRESS	CITY	ST	ZIP
PO BOX 3540	SILVER SPRINGS	NV	89429
NAME	TITLE(S)		
CHEN MIN	TREASURER (OR EQUIVALENT OF)		
ADDRESS	CITY	ST	ZIP
PO BOX 3540	SILVER SPRINGS	NV	89429
NAME	TITLE(S)		
CHEN MIN	DIRECTOR		
ADDRESS	CITY	ST	ZIP
PO BOX 3540	SILVER SPRINGS	NV	89429

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer CHEN MIN

Title PRESIDENT

Date 10/31/2007 7:35:17 AM

Nevada Secretary of State Form INITIAL LIST-PROFIT 2003
Revised on: 03/10/03